SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 26, 2005

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: A press release dated January 26, 2005, regarding Groupe Danone’s HOD business.

Groupe DANONE announces a one-time charge of approximately

600 million euros on its US and European HOD partnerships

Following a meeting of its Audit Committee, Groupe DANONE announced today that it would incur a charge of approximately 450 million euros in its 2004 consolidated accounts in relation to its holding in DS Waters, LLP, the US Home and Office Delivery bottled water activities (HOD) joint venture that it formed with Suntory Limited in late 2003.

This one-time charge consists of an impairment of its holding in DS Waters and a provision for its related commitment to Suntory.

Danone’s first entry into the US HOD market dates back five years, when it acquired McKesson Water Products, the leading HOD player on the West Coast, in early 2000.

In late 2003, Danone agreed to combine this business with the Suntory Water Group, a major nationwide HOD player, to create DS Waters, LLP, the US HOD market leader with leading positions in many of the top 25 cities in the United States.

Among factors leading to this impairment decision on its DS Waters holding, Danone cited slower volume growth patterns for the HOD industry, an increasingly aggressive pricing environment on HOD formats and faster than expected erosion of cooler rental revenues.

These negative factors have thus far more than offset the cost synergies generated by the combination of Danone and Suntory’s HOD businesses.

As announced last October, Danone noted that it expects to have a solution regarding the long-term strategy for its holding in DS Waters, LLP by the end of the first half of 2005.

Danone has extended its review of HOD activities to Europe, and as a result, Danone will incur in 2004 an impairment of approximately 150 million euros in relation to Danone Springs of Eden BV, its joint venture with Eden Springs Ltd on the European HOD market.

Danone full year 2004 audited results will be approved by the Board of Directors on February 10th and released on February 11th.

Paris, January 26th, 2005

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements regarding Groupe Danone’s HOD business and anticipated impairment charges for 2004. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties which could cause actual results to differ materially from those anticipated in the forward-looking statements. For a detailed description of the important factors that could cause actual results to differ materially from the expectations of the Company or its management, please see the sections “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2004.

For further requests:

Corporate Communication : 33 1 44 35 20 75 – Investor Relations : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax : 33 1 44 35 22 26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: January 26, 2005	By:	/s/ EMMANUEL FABER
	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer